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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                          The Boston Beer Company, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    100557107
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (6-00)

                                   13G                     CUSIP NO.  100557107

-------- ---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Mr. C. James Koch
                                                              ###-##-####
-------- ---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [X]

-------- ---------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     U.S.A.

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 5,008,471
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  0

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  5,008,471

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  0

------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,371,578


-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         43.87%

-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 7 pages

HWD2 974069v1

Item 1 (a).       Name of Issuer:   The Boston Beer Company, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                           75 Arlington Street
                           Boston, MA  02116

Item 2 (a).       Name of Person Filing:    C. James Koch

Item 2 (b).       Address of Principal Business Office or, if none, Residence:

                           75 Arlington Street
                           Boston, MA  02116

Item 2 (c).       Citizenship:      U.S.A.

Item 2 (d).       Title of Class of Securities:      Class A Common Stock


Item 2 (e).       CUSIP Number:     100557107


Item 3.           If this Statement is filed pursuant to Rule
                  13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                           Not applicable.

         (a)      [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)      [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

         (f)      [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)      [ ]   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership

         (a)      Amount Beneficially Owned:

                  As of December 31, 2001, Mr. Koch owned directly 870,608 shares of the Issuer's Class A Common Stock and had the right to acquire directly (i) 4,107,355 shares of the Issuer's Class A Common Stock upon the conversion of an equal number of shares of the Issuer's Class B Common Stock held by Mr. Koch,
                  (ii) 27,927 shares of the Issuer's Class A Common Stock upon the exercise of stock options which were vested as of December 31, 2001 or which would vest within 60 days thereof and (iii) 2,581 shares of the Issuer's Class A Common Stock upon the vesting of certain restricted stock grants within 60 days of December 31, 2001.

                  In addition, Mr. Koch may be deemed to beneficially own 1,472 shares of the Issuer's Class A Common Stock owned by his spouse, 332,835 shares of the Issuer's Class A Common Stock held by a trust in which his children have a pecuniary interest, and 28,800 of the Issuer's Class A Common Stock held by Mr. Koch as custodian for the benefit of Mr. Koch's children.

         (b)      Percent of Class:

                  Mr. Koch beneficially owns 40.90% of the Issuer's Class A Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 363,107 shares of Class A Common Stock of the issuer as described in Item 4(a) above. Beneficial ownership of such shares would constitute beneficial ownership of an additional 2.97% of the Issuer's Class A Common Stock.

         (c)      Number of Shares as to which Such Person has:

                  (i)      sole power to vote or to direct the vote                       5,008,471 shares
                  (ii)     shared power to vote or to direct the vote                     0
                  (iii)    sole power to dispose or to direct the disposition of          5,008,471 shares
                  (iv)     shared power to dispose or to direct the disposition of        0

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired.
 .

Dated:  February      , 2002.


                                /s/C. James Koch
                                C.James Koch





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)